SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                               Polymer Group, Inc.
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                                (Name of Issuer)


                 Class A Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    731745204
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                                 (CUSIP Number)

                                James D. Bennett
                       c/o Bennett Management Corporation
                                2 Stamford Plaza
                                   Suite 1501
                              281 Tresser Boulevard
                           Stamford, Connecticut 06901
                                 (203) 353-3101
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 22, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

---------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  731745204
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     James D. Bennett

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     971,265

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     971,265


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     971,265

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.02%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No.  731745204
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bennett Restructuring Fund, L.P. - 13-3526877

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     615,755

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     615,755


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     615,755

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.18%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  731745204
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bennett Offshore Restructuring Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     355,510

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     355,510


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     355,510

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.84%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   731745204
            ---------------------

Item 1.  Security and Issuer.


The name of the issuer is Polymer Group, Inc. (the "Issuer"). The address of the Issuer's offices is 9335 Harris Corners Parkway, Suite 300, Charlotte, North Carolina 28269. This Schedule 13D, Amendment No. 1, relates to the Issuer's Class A Common Stock, $0.01 Par Value Per Share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.


     (a)-(c), (f) This Schedule 13D is being filed by James D. Bennett, a United States citizen, Bennett Restructuring Fund, L.P., a Delaware limited partnership ("BRF") and Bennett Offshore Restructuring Fund, Inc., a Cayman Islands exempted company ("BORF") (collectively, the "Reporting Persons"). The principal business address of Mr. Bennett and BRF is 2 Stamford Plaza, Suite 1501, 281 Tresser Blvd. Stamford, Connecticut 06901. The principal business address of BORF is P.O. Box 2003 GT, Grand Pavilion Commercial Centre, Bougainvillea Way, 802 West Bay Road, Grand Cayman, British West Indies.

Mr. Bennett is the President and a director of Bennett Capital Corporation ("BCC"), a Delaware corporation, which is an investment advisory and management firm. BCC is the general partner of Restructuring Capital Associates, L.P. ("RCA"), a Delaware limited partnership, which is also an investment advisory and management firm. RCA is the general partner of BRF, a Delaware limited partnership. Mr. Bennett also serves as a director of BORF.

BRF and BORF each are private investment fund companies. Bennett Management Corporation ("BMC") provides research and investment advisory services to BRF pursuant to an agreement with BRF. Bennett Offshore Investment Corporation ("BOIC") provides research and investment advisory services to BORF pursuant to an agreement with BORF. Mr. Bennett is the President and a director of each of BMC and of BOIC.

     (d) Neither Mr. Bennett, nor any of the entities mentioned in (a)-(c), (f) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Mr. Bennett, nor any of the entities mentioned in (a)-(c), (f) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.


As of the date hereof, Mr. Bennett may be deemed to beneficially own 971,265 Shares. The Shares are held by:

1. BRF (615,755 shares, 3.18%); and
2. BORF (355,510 shares, 1.84%) (together, the "Investment Funds").

The funds for the purchase of the Shares by the Investment Funds came from the Investment Funds' respective funds.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.


--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.


(a-j) This filing is being made to report the fact that an analyst employed by BMC has resigned from the Board of Directors of Polymer Group, Inc. As a result, James D. Bennett will no longer file a Schedule 13D. This filing will serve as the final Schedule 13D amendment as the Reporting Persons will now file on a
Schedule 13G.


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Item 5.  Interest in Securities of the Issuer.


(a-e) As of the date hereof, Mr. Bennett, BRF and BORF may be deemed to be the beneficial owner of 971,265 Shares, 615,755 Shares and 355,510 Shares, respectively, constituting 5.02%, 3.18% and 1.84% of the Shares of the Issuer, respectively.

Mr. Bennett has the shared power to vote or direct the vote of and dispose or direct the disposition of 971,265 Shares to which this filing relates. BRF has the shared power to vote or direct the vote of and dispose or direct the disposition of 615,755 Shares to which this filing relates. BORF has the shared power to vote or direct the vote of and dispose or direct the disposition of 355,510 Shares to which this filing relates.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

No transactions in the Shares have been effected by the Reporting Persons during the 60 days prior to May 22, 2008.

The 971,265 Shares were acquired for investment purposes. The Reporting Persons and/or the Reporting Persons on behalf of the Investment Funds may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.


--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.


--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

No transactions in the Shares have been effected by the Reporting Persons during the 60 days prior to May 22, 2008.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             May 28, 2008
                                      ---------------------------------------
                                                (Date)


                                      JAMES D. BENNETT*

                                      /s/ James D. Bennett
                                      ----------------------------------------
                                              (Signature)


                                          James D. Bennett
                                      ----------------------------------------
                                              (Name/Title)


                                      BENNETT RESTRUCTURING FUND, L.P.*

                                      By: Restructuring Capital Associates, L.P.
                                          General Partner

                                      By: Bennett Capital Corporation
                                          General Partner

                                      /s/ James D. Bennett
                                      ----------------------------------------
                                               (Signature)

                                          James D. Bennett, President
                                      ----------------------------------------
                                              (Name/Title)


                                      BENNETT OFFSHORE RESTRUCTURING FUND, INC.*

                                      /s/ James D. Bennett
                                      ----------------------------------------
                                                (Signature)

                                          James D. Bennett, Director
                                       ----------------------------------------
                                               (Name/Title)


* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                             JOINT FILING AGREEMENT

     The undersigned agree that this Schedule 13D, Amendment No. 1, dated May 28, 2008, relating to the Common Stock of Polymer Group, Inc. shall be filed on behalf of the undersigned.



                                      JAMES D. BENNETT

                                      /s/ James D. Bennett
                                      ----------------------------------------
                                             (Signature)


                                          James D. Bennett
                                      ----------------------------------------
                                             (Name/Title)


                                      BENNETT RESTRUCTURING FUND, L.P.

                                      By: Restructuring Capital Associates, L.P.
                                          General Partner

                                      By: Bennett Capital Corporation
                                          General Partner

                                      /s/ James D. Bennett
                                      ----------------------------------------
                                               (Signature)

                                          James D. Bennett, President
                                      ----------------------------------------
                                              (Name/Title)


                                      BENNETT OFFSHORE RESTRUCTURING FUND, INC.

                                      /s/ James D. Bennett
                                      ----------------------------------------
                                               (Signature)

                                          James D. Bennett, Director
                                      ----------------------------------------
                                               (Name/Title)



SK 75252 0000 887013